Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

February 11, 2022

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Separate Account C (File No. 811-0772)

(the “Separate Account”)

Registration Statement on Form N-4

Midland National Life Insurance Company (the “Company”)

Registration Statement on Form S-1

Commissioners:

On behalf of the Company, we hereby electronically file the above-captioned initial registration statements (the “Registration Statements”) under the Securities Act of 1933, as amended. The Registration Statement on Form N-4 is hereby also submitted as the Separate Account’s Amendment No. 145 under the Investment Company Act of 1940, as amended.

The Company is filing the Registration Statements for the purpose of registering securities in connection with the Midland Advisory Registered Index-Linked and Variable Annuity, to be issued by the Company.

Request for Selective Review

In reliance on Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), the Company respectfully requests selective review of the Registration Statements. Except as identified below, the disclosure set forth in the Registration Statements is substantially similar to the disclosure previously reviewed by the SEC Staff in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-255059) and Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-255058) (the “Prior Registration Statements”), which were filed on December 9, 2021 and declared effective by the Commission on December 10, 2021.

The principal differences between the Prior Registration Statements and the Registration Statements are:

•	Deduction of Advisory Fees from Contract Value is permitted.

•	Additional reference Indices for the Cycle Investments – MSCI EAFE and Russell 2000.

•	Addition of Participation Rate crediting type.

•	Lower Contract charges, including no Surrender Charges.

•	Fewer Sub-Account options.

•	Distribution is solely through registered investment advisors.

Under these circumstances, the Company believes a limited review of the Registration Statements is appropriate. For the Staff’s convenience, a courtesy copy of the prospectus included in the Registration Statements marked against the prospectus included in the Prior Registration Statements will be provided to the Staff. The Company respectfully requests that the Staff limits its review to the changes reflected therein.

At the appropriate time, the Company will amend the Registration Statements to include:

•	year-end audited financial statements of the Company and the Separate Account, as applicable,

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

•	any exhibits required by Form S-1 that have not yet been filed,

•	any exhibits required by Form N-4 that have not yet been filed, and

•	any disclosure changes made in response to Staff comments.

At that time, the Company will also request acceleration of the effectiveness of the Registration Statements. The Company thanks the Staff for its thoughtful review of this filing. If you have any questions, please contact me directly.

Sincerely,

/s/ Brett Agnew
Brett L. Agnew
Vice President – Associate General Counsel

MidlandNational.com